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                                                                    Exhibit 3.03

                  AMENDMENT TO CERTIFICATE OF INCORPORATION OF
                         ENVIRONMENTAL POWER CORPORATION

     Pursuant to Section 242 of the Delaware General Corporation Law, Environmental Power Corporation, a Delaware corporation, hereby submits the following amendment to its Certificate of Incorporation:

     1. The name of the Corporation is Environmental Power Corporation, (the "Corporation").

     2. The certificate of incorporation of the Corporation is hereby amended by striking out the first paragraph of Article FOURTH thereof and by substituting in lieu of said first paragraph the following new paragraph:

            "FOURTH. The total number of shares of all classes of capital stock which the corporation shall have authority to issue is 52,000,000 shares, comprised of 50,000,000 shares of Common Stock with a par value of One Cent ($.01) per share (the "Common Stock") and 2,000,000 shares of preferred stock with a par value of One Cent ($.01) per share (the "Preferred Stock")."

     3. The amendment of the certificate of incorporation herein certified has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

     I, Joseph E. Cresci, Chairman, Chief Executive Officer and Secretary of the Corporation, for the purpose of amending the Corporation's Certificate of Incorporation pursuant to the Delaware General Corporation Law, do make this certificate, hereby declaring and certifying that this is my act and deed on behalf of the Corporation this 8th day of November, 2001.

                                                /s/ Joseph E. Cresci
                                               -----------------------------
                                               By: Joseph E. Cresci
                                               Title:  Chairman, Chief Executive
                                               Officer and Secretary